United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2018

Vale S.A.

Praia de Botafogo 186, 7th to 19th floor,

22250-145, Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	48

FREE TRANSLATION FROM PORTUGUESE VERSION

MINUTES OF THE EXTRAORDINARY AND ANNUAL SHAREHOLDERS’ MEETINGS OF THE SHAREHOLDERS OF VALE S.A., HELD CUMULATIVELY ON APRIL THIRTEENTH, TWO THOUSAND EIGHTEEN.

PUBLICLY HELD COMPANY

National Corporate Taxpayer Number (Cadastro Nacional de Pessoas Jurídicas — CNPJ) 33.592.510/0001-54

Company Registration Identification Number (Número de Identificação do Registro de Empresas — NIRE) 33.300.019.766

01 - PLACE, DATE AND TIME:

At the office of Vale S.A. (“Vale”) at the address Avenida das Américas no. 700, 2nd floor, room 218 (auditorium), Città America, Barra da Tijuca, in this City, on April 13, 2018, at 10 a.m.

02 - PANEL:

Chairman:	Mr. Gueitiro Matsuo Genso, Chairman of the Board of Directors
Secretary:	Mr. Marcelo Fernandez Trindade

03 - ATTENDANCE AND “QUORUM”:

Shareholders representing 83% of the Company’s shares attended the meeting, as registered in the Shareholders Attendance Book and the information contained in the analytical charts prepared by the registrar and by the Company itself, pursuant to Article 21-W, items I and II, of Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) Instruction No. 481/2009 (“Instruction 481”), thus verifying the existence of quorum for the Extraordinary and Annual Shareholders’ Meetings (“Meetings”) to occur.

Mr. Luciano Siani Pires, Executive Officer of Vale, Mr. Manuel Fernandes Rodrigues de Sousa, Mr. Bernardo Moreira Peixoto Neto and Mr. Thiago Ferreira Nunes, representatives of the External Auditors KPMG Auditores Independentes, under Law No. 6,404/76, Article 134, paragraph 1, and Mr. Marcelo Amaral Moraes, principal member of the Fiscal Council, pursuant to Law No. 6,404/76, Article 164, also attended the meeting.

04 - NOTICE OF MEETING:

The notice of the Meetings was duly made by publication of the Notice of Meeting on March 12, 13 and 14, 2018, in the Official Gazette of the State of Rio de Janeiro, pages 7, 24 and 46, respectively, and in the newspaper Valor Econômico of Rio de Janeiro, pages 10, 11 and 12 (sole edition), March 13 and 14, 2018, pages E3, E6 and E3, respectively, with the following Agenda:

1. Annual Shareholders’ Meeting

1.1                              Evaluation of the management report and analysis, discussion and vote on the financial statements for the fiscal year ended December 31, 2017;

1.2                              Proposal for the allocation of profits for the year 2017, and the consequent approval of Vale’s Capital Budget, for the purposes of Law 6,404/76, Article 196;

1.3                              Ratification of the appointment of a principal member of the Board of Directors made at the meeting of the Board on January 31, 2018, under paragraph 8 of Article 11 of the By-Laws;

1.4                              Election of the members of the Fiscal Council;

1.5                              Setting the compensation of management and members of the Fiscal Council for the year 2018; and

1.6                              Ratification of the annual compensation paid to management and members of the Fiscal Council in the year 2017.

Extraordinary Shareholders’ Meeting

2.1                              Amendment of Vale’s By-Laws to reflect some improvements and adapt it to the new rules of the Novo Mercado, special listing segment of B3 S.A. - Brasil, Bolsa, Balcão (“B3”), effective as of January 2, 2018 (“Novo Mercado Listing Rules”), all as follows, as well as the consequent restatement of the By-Laws:

a.              Amend paragraph 1 of Article 1, the head paragraph of Article 5, paragraph 1 of Article 10, paragraph 3 of Article 11, item XXXIV of Article 14, the Sole Paragraph of Article 30, Article 41, Article 55, as well as delete paragraphs 2 and 3 of Article 1, all to comply with the requirements set forth in the Novo Mercado Listing Rules;

b.              Make a mere spelling adjustment in paragraph 4 of Article 5;

c.               Include language in paragraph 2 of Article 6 to provide that the Board of Directors (“BD”) may reduce the term for the exercise of preemptive rights in the issuances;

d.              Adjust the wording of paragraph 5 of Article 10 in order to replace the term “technical and consultant” with “advisory”;

e.               Adjust the wording of the Sole Paragraph of Article 12 to provide for the possibility of holding BD meetings at one of Vale’s offices;

f.                Include language in items VII and XXI of Article 14 to provide that the BD will act as guardian of the execution of governance and of the governance model and practices, respectively;

g.               Include in item XV of Article 14 the assignment of calling Shareholders’ Meetings;

h.              Include in item XVII of Article 14 the assignment of setting the scope of work for auditors, observing applicable legislation;

i.                  Replace the term “consulting” with “advisory” in paragraph 1 of Article 14;

j.                 Transfer the prohibition set forth in paragraph 3 of Article 14 to a new article, which will be included in the chapter entitled “Prohibition of Contributions to Political Movements”;

k.              Adjust the wording in the head paragraph of Article 15 in order to replace the term “technical and consulting” with “advisory,” as well as change the name of the “Compliance and Risk Committee” to “Governance, Compliance and Risk Committee”;

l.                  Adjust the wording of paragraph 1 of Article 15 in order to delete the term “consultant or technical”;

m.          Delete from paragraph 2 of Article 15 the prohibition of additional compensation for participating in the committee;

n.              Delete the reference to cancellation of registration as a publicly-held company from the title of Chapter VIII;

o.              Delete item XXXV of Article 14 and Articles 42, 43, 47, 48 and certain definitions of Article 44, since these provisions were mandatory provisions for purposes of the former Novo Mercado listing rules, renumbering the following articles;

p.              Include reference to B3 in paragraph 4 of Article 45;

q.              Change the cross-references included in paragraphs 5, 6 and 8 of Article 45 and Articles 49 and 50;

r.                 Amend Article 52 and delete Articles 53 and 54 to set a procedure in the event of the exit of the company from the Novo Mercado, and include the new Article 49, renumbering the following articles; and

s.                Include a chapter entitled “Transitional Provisions” to provide for the time for adjusting the BD composition, in line with the Novo Mercado Listing Rules.

All documents required by Law No. 6,404/1976 and by the CVM rules applicable to the matters on the Agenda were made available to the Company’s shareholders, on the Company’s investor relations website and through the CVM’s System for Sending Periodic and Occasional Information (Sistema de Envio de Informações Periódicas e Eventuais - IPE) upon publication of the Notice of Meeting.

05 - READING OF DOCUMENTS:

In compliance with Article 21-W of CVM Instruction No. 481/2009, the consolidated synthetic voting chart released to the market yesterday was read. After the reading, such document remained on the Panel for consultation by the shareholders.

The documents related to the matters to be discussed during the Meetings could also be found on the Panel, namely: (i) publications of the Notice of Meeting; (ii) Management Report and Financial Statements for the fiscal year ended December 31, 2017, including the Consolidated Financial Statements, Opinion of the External Auditors KPMG Auditores Independentes, published in the Official Gazette of the State of Rio de Janeiro, pages 3 to 20, and in the Valor Econômico of Rio de Janeiro, pages E5 to E20, on March 2, 2018; (iii) Manual with information about the Meetings, especially about the candidates of the controlling shareholders to comprise the Fiscal Council, under items 12.5 to 12.10 of CVM Instruction No. 480/09 and its subsequent amendments; (iv) Comments of the Executive Officers, under item 10 of CVM Instruction No. 480/09 and its subsequent amendments; (v) Opinions of the Fiscal Council and Board of Directors on the Management Report and Financial Statements for the year ended December 31, 2017; (vi) Proposal of the Executive Board for the allocation of profits of the year ended December 31, 2017, as well as the Exhibit to the proposal under Instruction 481 (Exhibit 9-1-II) and its subsequent amendments, and the Capital Budget, for the purposes of Law No. 6,404/76, Article 196; (vii) Opinion of the Fiscal Council on the proposal for allocation of profits; (viii) Compensation of Management, under Item 13 of CVM Instruction No. 480/09 and its subsequent amendments; (ix) Notices to Shareholders of April 5, 2018, for disclosure of the nominations, by minority shareholders, of candidates to comprise Vale’s Fiscal Council, under the By-Laws and legislation in force; (x) Report in the form of a table, showing the origin and justification of the proposed amendments to the Company’s By-Laws, as well as the draft of Vale’s By-Laws, as set forth in CVM Instruction No. 481/2009, Article 11; (xi) Excerpts from Minutes of the Meetings of Vale S.A.’s Board of Directors dated as of January 31, 2018 and February 27, 2018, including their exhibits.

The reading of these documents was waived by the majority of the shareholders in attendance, since they are already known by all, after receiving 2.167.014.998 votes in favor, 13 dissenting votes and 28.980.638 abstentions, being included in the total dissenting votes, the dissenting vote of Mr. Renato S. P. Chaves (written vote received by the panel), Mr. Danilo Chammas and Ms. Carolina de Moura Campos.

Thus, after the aforementioned documents and the presentation were debated and commented on by the Shareholders, the following resolutions were taken:

06 - RESOLUTIONS:

After debate, the following resolutions were taken:

6.1.                by majority, with favorable Opinions from Vale’s Fiscal Council and Board of Directors, both dated February 27, 2018, the Management Report and Financial Statements, as well as the Opinion of the External Auditors KPMG Auditores Independentes, regarding the fiscal year ended December 31, 2017.

3.725.559.422 votes in favor, 1.206.947 dissenting votes and 629.620.267 abstentions were calculated, being included in the total dissenting votes, the written dissenting votes received by the panel of Ms. Daniela Fichino, Ms. Carolina de Moura Campos, Mr. Leandro Uchoas Ribeiro, Missionários Cambonianos do Nordeste and Mr. Danilo D’Addio Chammas.

6.2.                by majority, the proposal of Vale’s Executive Board, with a favorable opinion from the Fiscal Council, dated February 27, 2018, for the allocation of profits for the year ended December 31, 2017, as well as Vale’s Capital Budget, for the purposes of Law No. 6,404/76, Article 196, pursuant to Exhibit I of these minutes.

3.980.766.666 votes in favor, 591.985 dissenting votes and 375.027.984 abstentions were calculated.

6.3.                by majority, the ratification of the appointment of Mr. NEY ROBERTO OTTONI DE BRITO, nationality: Brazilian, marital status: married, profession: mechanical engineer, holder of I.D. card no. 2561139 issued by the Félix Pacheco Institute of Rio de Janeiro (IFP/RJ), Individual Taxpayer Number of the Ministry of Finance (Cadastro de Pessoas Físicas do Ministério da Fazenda - CPF/MF) 100.055.527-53, with business address at Praia de Botafogo, 186, room 1901, in the City of Rio de Janeiro, State of Rio de Janeiro, as principal member of the Board of Directors, was approved. The aforementioned principal Board member, who will fill the term of office until the Annual Shareholders’ Meeting to be held in 2019, declared that he is fully unimpeded, under Law No. 6,404/76, Article 147, from exercising his duties

2.923.604.222 votes in favor, 740.580.199 dissenting votes and 692.202.214 abstentions were calculated.

6.4.               the election of members of the Fiscal Council, with a term of office until the Annual Shareholders’ Meeting of 2019 is held, as follows:

6.4.1.                  as per the separate election process, Messrs. DANIEL RODRIGUES ALVES, nationality: Brazilian, marital status: married, profession: lawyer, holder of I.D. card no. 001999 issued by the Brazilian Bar Association of Brasília (OAB/DF), CPF/MF 010.980.801-06, resident and domiciled at the address SQS 314  Block C  apto. 302 — Asa Sul, Brasília, Federal District, and RODRIGO TOLEDO CABRAL COTA, nationality: Brazilian, marital status: married, profession: business administrator, holder of I.D. card no. 98001094417 issued by SSP/AL, CPF/MF 023.435.024-55, resident and domiciled at the address Avenida Parque Águas Claras, lots 3820/3880, Antares Club Residence, apto. 1402-B, Águas Claras, Brasília, Federal District, as, respectively, principal and alternate members, by the shareholder holding 12 special-class preferred shares (Golden Shares), under Article 5, paragraph 4 of the By-Laws, without any abstentions or dissenting votes;

6.4.2.                  as per the separate election process, Mr. RAPHAEL MANHÃES MARTINS, nationality: Brazilian, marital status: single, profession: lawyer, holder of I.D. card no. 147.187 issued by the Brazilian Bar Association of Rio de Janeiro (OAB/RJ), CPF/MF 096.952.607-56, with business address at Rua Araújo Porto Alegre no. 36, room 1102, in the City of Rio de Janeiro, State of Rio de Janeiro; and Mr. GASPAR CARREIRA JÚNIOR, nationality: Brazilian, marital status: married, profession: economist, holder of I.D. card no. 06609229-7 issued by IFP/RJ, CPF/MF 000.459.657-90, with residential address at Rua Teixeira de Melo no. 37/201, in the City of Rio de Janeiro, State of Rio de Janeiro, as, respectively, principal member and alternate member, by the minority shareholders as nominated by Geração Futuro, L. Part. Fundo de Investimento em Ações Vic Distribuidora de Títulos e Valores Mobiliários S.A., Victor Adler Hagop Guerekmezian, Hagop Guerekmezian Filho, Kathleen Nieto Guerekmezian, Regina Nieto Motta Guerekmezian, Karoline Guerekmezian, José Pais Rangel, Alaska Black Master FIA-BDR Nivel I, Alaska Black Institutional FIA, Alaska Range FIM.

(a) 6.155.893 votes in favor of Messrs. Raphael Manhães Martins and Gaspar Carreira Junior, appointed as per above; and (b) no votes in favor of Messrs. Robert Juenemann and Patrícia Valente Stierle, appointed by

Geração Futuro L. Par Fundo de Investimento em Ações, VIC DTVM S.A., Victor Adler, Alaska Black Master FIA — BDR Nível I, Alaska Black Institutional FIA, Alaska Range FIM e José Pais Rangel, were calculated; including written vote received by the panel.

6.4.3.                  as per the separate election process, the following were elected, by majority, by the other shareholders with voting rights: Mr. EDUARDO CESAR PASA, nationality: Brazilian, marital status: married, profession: banker, holder of I.D. card no. 1.044.834.388 issued by SSP/SP, CPF/MF 541.035.920-87, with business address at SAUN Block 5, lot B, Ed. BB Torre Norte, 4th Floor, in Brasília, Federal District; Mr. MARCUS VINÍCIUS DIAS SEVERINI, nationality: Brazilian, marital status: married, profession: accountant, holder of I.D. card no. RJ-093982/O-3 issued by the Regional Accounting Council of Rio de Janeiro (CRC/RJ), CPF/MF 632.856.067-20, resident and domiciled at the address Rua Antonio Salema, no. 68, Vila Isabel, in the City of Rio de Janeiro, State of Rio de Janeiro; and Mr. MARCELO AMARAL MORAES, nationality: Brazilian, marital status: married, bachelor’s degree in economics, holder of I.D. card no. 07.178.889-7 issued by IFP/RJ, CPF/MF 929.390.077-72, with business address at Avenida Paulista no. 1450, 9th floor, in the City of São Paulo, State of São Paulo; as principal members, and Mr. SERGIO MAMEDE ROSA DO NASCIMENTO, nationality: Brazilian, marital status: married, profession: administrator, holder of I.D. card no. 6.123.022 issued by SSP/SP, CPF/MF 650.042.058-68, with business address at Av. das Américas no. 500, Room 2012, in the City of Rio de Janeiro, State of Rio de Janeiro, as respective alternate of the first principal member, and the positions of alternate of Mr. Marcelo Amaral Moraes and Mr. Marcus Vinícius Dias Severini shall remain unfilled.

2.787.562.777 votes in favor of the candidates appointed above by the controlling shareholders, 897.621.675 dissenting votes and 671.202.184 abstentions.

The investiture of the candidates elected to comprise the Fiscal Council is subject to the execution of the respective investiture instruments, as well as to the presentation of statements and additional documents legally required.

6.5.               by majority, setting the annual overall compensation of management, members of the Advisory Committees and members of Vale’s Fiscal Council for the fiscal year of 2018, in the amount of up to R$184,571,987.05, to be individualized by Vale’s Board of Directors. In addition, the monthly compensation set for each member of the Fiscal

Council was approved, from May 1, 2018, until the Annual Shareholders’ Meeting to be held in 2019, corresponding to 10% (ten percent) of the compensation that, on average, is attributed monthly to each Executive Officer, not counting the benefits, representation funds and profit sharing. In addition to the compensation set forth above, the acting members of the Fiscal Council shall be entitled to reimbursement of travel and subsistence expenses necessary for the performance of their duties, provided that alternate members shall only receive compensation in the cases in which they exercise their title due to vacancy, impediment or absence of the respective principal member.

2.554.954.253 votes in favor, 1.432.492.566 dissenting votes and 368.939.817 abstentions were calculated, being included in the total dissenting votes, the dissenting vote of Ms. Karina Kato (written vote received by the panel), Ms. Carolina de Moura Campos, Mr. Danilo D´Addio Chammas, Missonários Cambonianos do Nordeste, Mr. Renato S. P. Chaves (written vote received by the panel), and Ms. Daniela Fichino.

6.6.               by majority, ratification of amounts paid as annual overall compensation of Vale’s management and members of Vale’s Fiscal Council for the fiscal year of 2017, in the amount of R$170,848,512.08.

2.787.562.777 votes in favor, 897.621.675 dissenting votes and 671.202.184 abstentions were calculated, being included in the total dissenting votes, the dissenting vote of Ms. Karina Kato (written vote received by the panel), Ms. Carolina de Moura Campos, Mr. Danilo D´Addio Chammas, Missonários Cambonianos do Nordeste, Mr. Renato S. P. Chaves and Ms. Daniela Fichino.

6.7.               by majority, amendment of Vale’s By-Laws to reflect some improvements and adapt it to the new rules of the Novo Mercado, special listing segment of B3 S.A. - Brasil, Bolsa, Balcão, effective as of January 2, 2018, as well as the consequent restatement of the By-Laws, which shall go into effect as set forth in Exhibit II to these minutes.

3.968.936.092 votes in favor, 2.049.218 dissenting votes and 390.317.514 abstentions were calculated. It was registered by the representative of the Federal Government the not exercising of its veto rights related to the amendment of the Bylaws for the reduction of the period of exercise of preemptive rights in the issuance of shares, bonds convertible into shares and subscriptions bonuses.

07 - DRAWING UP AND PUBLICATION OF THE MINUTES

Pursuant to Article 9, paragraph 2 of the By-Laws, these minutes are drawn up in the form of a summary of the resolutions taken and will be published with the omission of the signatures of the shareholders in attendance.

08 - ADJOURNMENT:

After drawn-up and approved, these Minutes were signed by those in attendance.

Rio de Janeiro, April 13, 2018.

Gueitiro Matsuo Genso

Chairman

Annex I

Minutes of the Ordinary and Extraordinary Shareholders’ Meetings held on 04/13/2018.

PROPOSAL FOR THE DESTINATION OF NET INCOME

FOR THE YEAR ENDED DECEMBER 31, 2017

Dear Members of the Board of Directors

The Board of Executive Officers of Vale S.A. (“Vale” or “Company”), in lieu with Article 192 of Law 6,404 (as amended by Laws 10,303 and 11,638) and Articles 35 to 40 of Vale’s Bylaws, hereby presents to the Board of Directors the proposal for the destination of net income for the fiscal year ended December 31, 2017.

The net income for the year, according to the Income Statement, amounted to R$17,627,200,889.00 (seventeen billion, six hundred and twenty-seven million, two hundred thousand, eight hundred and eighty-nine Brazilian reais), accounted according to the standards and pronouncements issued by the Brazilian Securities and Exchange Commission (“CVM”) and by the Accounting Standards Committee (“CPC”), for which the following destination is hereby proposed:

I -                                             LEGAL RESERVE

To this reserve must be allocated 5% of net income of the year up to the limit of 20% (twenty percent) of the Social Capital by force of Article 193 of Law 6,404 and in the Article 36 of Vale’s Bylaws in the amount of R$881,360,044.45 (eight hundred and eighty-one million, three hundred and sixty thousand, forty-four Brazilian reais and forty-five cents).

The allocation to this reserve may not be accounted in the year in which the balance of the legal reserve plus the amount of capital reserves (Article 182 of Law 6,404/76) exceeds 30% of the social capital, in which has been not reached.

II -                                        TAX INCENTIVE RESERVES

Vale is entitled to an income tax reduction on profits arising from exploration profits granted, as established by the Superintendência de Desenvolvimento da Amazônia - SUDAM (Amazonian Development Institution) and established by (a) report 058/2015 related to tax incentives granted for the extraction of iron ore in the State of Pará; (b) report 040/2011 related to tax incentives granted to pelletizing plant of São Luiz in the State of  Maranhão and (c) report 074/2014 related to tax incentives granted to the extraction of nickel at Ourilândia do Norte in the State of Pará.

Vale also benefits from a reinvestment benefit which allows the entity to reinvest part of the income tax due in the acquisition of new equipment for the operational plants located in areas where SUDAM act upon.

According to the article #545 of the Income Tax Regulation the income tax benefited and not paid is not available to shareholders and must be accounted in a specific reserve in the shareholders’ equity, to be used exclusively for capital increase or to absorb losses.

Based in article 195-A of Law 6,404, included by Law 11,638, we propose the allocation to tax incentive reserve in the total amount of R$692,831,841.06 (six hundred and ninety-two million, eight hundred and thirty-one thousand, eight hundred and forty-one Brazilian reais and six cents), in which is equivalent to total income tax benefited by Vale, resulting from the following incentives in the area of SUDAM: (a) R$653,414,891.82  (six hundred and fifty-three million, four hundred and fourteen thousand, eight hundred and ninety-one Brazilian reais and eighty-two cents) as income tax reductions due in 2017; (b) R$39,416,949.24 (thirty-nine million, four hundred and sixteen thousand, nine hundred and forty-nine Brazilian reais and twenty-four cents) as reinvestments in the year-base 2017.

III -                          INVESTMENT RESERVES

Pursuant to article 37, item 2, of Vale’s Bylaws, to this reserve must be allocated an amount not exceeding 50% of distributable net income to ensure the maintenance and development of the Company’s main activities and the investment projects included in Vale’s budget. Therefore, we propose to allocate to this reserve the amount of R $8,026,504.501.75 (eight billion, twenty-six million, five hundred and four thousand, five hundred and one Brazilian reais and seventy-five cents).

We propose that the remaining balance of the retained earnings in the amount of R$3,305,031,263.84 (three billion, three hundred and five million, thirty-one thousand, two hundred and sixty-three Brazilian reais and eighty-four cents) should also be allocated to this reserve of investment. In order to comply with article 196 of Law 6,404, the capital investment budget must be submitted to the Annual General Meeting for approval.

The investment budget for 2018 is comprised of current investments of R$9.0 billion (US$ 2.7 billion) and capital investments of R$ 3.7 billion (US$ 1.1 billion), totaling the amount of R$12.7 billion (US$ 3.8 billion). For the currency translation was used the exchange rate of Vale’s 2018 budget, US$1.00 = R$3.35.

IV -                                    REMUNERATION TO SHAREHOLDERS’ EQUITY

Pursuant to Article 36 of Vale’s Bylaws, after establishing the legal reserve, the proposed allocation of the remaining amount of the net income at the end of each fiscal year (which will coincide with the calendar year) shall be submitted to the Annual General Meeting by the Board of Directors, considering that the amount of interest paid or accrued as interest on shareholders’ equity (“JCP”), according to Article 9, Paragraph 7 of Law 9,249, and the applicable laws and regulations, may be attributed to the mandatory dividend and the minimum annual dividend for preferred shares, which shall integrate the amount of dividends distributed by the company for all legal effects.

The adjusted net income of the year of 2017 was R$16,053,009,003.49 (sixteen billion, fifty-three million, nine thousand, three Brazilian reais and forty-nine cents), in which corresponds to the net income of the year of R$17,627,200,889.00 (seventeen billion, six hundred twenty-seven million, two hundred thousand, eight hundred and eighty-nine Brazilian reais), reduced by the amount allocated to legal reserve of R$881,360,044.45 (eight hundred and eighty-one million, three hundred and sixty thousand, forty-four Brazilian reais and forty-five cents) and the amount allocated to tax incentive reserve of R$692,831,841.06 (six hundred and ninety-two million, eight hundred and thirty-one thousand, eight hundred and forty-one Brazilian reais and six cents). Therefore, the minimum mandatory remuneration of 25% of the adjusted net income as dividends amounts to R$4,721,473,237.91 (four billion, seven hundred and twenty-one million, four hundred and seventy-three thousand, two hundred and thirty-seven reais and ninety-one cents), which corresponds to R$0.908424228 per outstanding common share and R$ 1.040833333 per special class preferred share, as noted as follows.

Pursuant to Article 5, Paragraph 5 of Vale’s Bylaws, the holders of special class preferred shares are entitled to participate in the dividend to be distributed, calculated in accordance with Chapter VII of the Bylaws as per the following criteria:

(a)             priority in receipt of dividends specified in § 5 corresponding to: (i) a minimum of 3% (three percent) of the stockholders’ equity of the share, calculated based on the financial statements which served as reference for the payment of dividends, or (ii) 6% (six percent) calculated on the portion of the capital formed by this class of share, whichever higher;

(b)             entitlement to participate in the profit distributed, on the same conditions as those for common shares, once a dividend equal to the minimum priority established in accordance with letter “a” above is ensured; and

(c)              entitlement to participate in any bonuses, on the same conditions as those for common shares, the priority specified for the distribution of dividends being observed.

As of December 31, 2017, the reference value for the minimum mandatory remuneration of the special class preferred shares, based on (a) 6% on preferred capital per outstanding preferred share is R$ 10.61 (ten Brazilian reais and sixty-one cents), corresponding to R$0.884400000 per special class preferred share or (b) 3% of the shareholders’ equity per special class preferred share, is R$10.13 (ten Brazilian reais and thirteen cents), corresponding to R$0.84443551 per special class preferred share, whichever is greater. Therefore, considering the remuneration as JCP, based on 6% of the preferred capital, that is R$12.49 (twelve Brazilian reais and forty-nine cents) corresponding to R$1.040833333 per special class preferred share.

Considering (i) the total amount of the minimum mandatory remuneration related to the fiscal year of 2017, as noted; (ii) the prerogative to pay JCP; (iii), the Article 36, sole paragraph and article 39 of Vale’s Bylaws, and; (iv) Vale´s actual financial position, according to the balance sheet related to fiscal year of 2017, the Board of Executive Officers hereby proposes the shareholders’ distribution the total gross amount of R$4,721,473,237.91 (four billion, seven hundred and twenty-one million, four hundred and seventy-three thousand, two hundred and thirty-seven Brazilian reais and ninety-one cents) as interest on shareholders’ equity, under the terms stated as follows:

•                  The ratification of the distribution of interest on shareholders’ equity based on the Board of Executive Officers proposal, as approved by the Board of Directors at the meeting held on November 14, 2017, in the total gross amount of R$2,182,466,504.13 (two billion, one hundred and eighty-two million, four hundred and sixty-six thousand, five hundred and four Brazilian reais and thirteen cents), equivalent to R$0.419912462 per outstanding common shares and special class preferred shares, which will be paid in March 15, 2018 based in the net income as of September, 2017.

•                  The ratification of the distribution of interest on shareholders’ equity based on the Board of Executive Officers proposal to be submitted to the Board of Directors at the meeting on February 26, 2018, in the total gross amount of R$2,539,006,733.78 (two billion, five hundred and thirty-nine million, six thousand, seven hundred and thirty-three Brazilian reais and seventy-eight cents), equivalent to R$0.488511766 per outstanding common shares and considering the Article 5, Paragraph 5 of Vale’s Bylaws, R$0.620920871 per special class preferred shares, which will be paid in March 15, 2018 based in the net income as of December, 2017.

Therefore, the net income for the year is sufficient for full payment of the fixed and minimum dividends. There is no unpaid or cumulative installment.

The mandatory dividend will be fully paid, with no amount withheld. We include below the table comparing net income per share and the respective remuneration to shareholders in the last three fiscal years:

	In Brazilian reais
	2017	2016	2015
Net income (loss) per share	3.39	2.58	(8.58)
Gross remuneration per common share	0.908424228	1.071865625	0.975370524
Net remuneration per common share	0.772160594	0.911085781	0.885106375
Gross remuneration per preferred share	1.040833333	1.071865625	0.975370524
Net remuneration per preferred share	0.884400000	0.911085781	0.885106375

V -                                SUMMARY

This proposal covers the following distribution of net income for the year 2017:

R$
SOURCES
Net income of the year	17,627,200,889.00
17,627,200,889.00
DISTRIBUTION
Reserve constitution:
Legal	881,360,044.45
Tax incentive	692,831,841.06
Investments	11,331,535,765.58
12,905,727,651.09

JCP distributed in December, 2017	2,182,466,504.13
JCP distributed in February, 2018	2,539,006,733.78
4,721,473,237.91
17,627,200,889.00

Based on the foregoing, we hereby submit to the Board of Directors the present proposal, according to resolution of the Board of Executive Officers.

Rio de Janeiro, February 26, 2018.

2018 Capital Budget

In November 2017, the Board of Directors approved the investments budget for 2018, in the amount of US$ 3.837 billion (equivalent to R$ 12.854 billion), including disbursements of US$ 972 million (equivalent to R$ 3.256 billion) for the execution of projects, and US$ 2.865 billion (equivalent to R$ 9.598 billion) dedicated to the sustaining of existing operations and replacement projects.

Vale’s main iron ore growth initiative, the S11D mine and plant project, in addition to its integrated infrastructure, CLN S11D, accounts for 82% of the US$ 972 million budgeted for the development of projects in 2017.

The following table shows the estimated allocation of investments for the sustaining of existing operations:

INVESTMENTS TO MAINTAIN OPERATIONS IN 2018 — ALLOCATION BY
BUSINESS SEGMENTS(1)

US$ million	Operations	Tailings Dam and Piles	Health and Safety	Corporate Social Responsibility	Administrative and Others	Total
Ferrous minerals	1,028	213	206	62	119	1,628
Base metals	749	35	188	44	27	1,043
Coal	150	—	14	16	3	182
Others	4	—	—	—	8	12
Total	1,931	248	408	121	157	2,865

(1) Includes the Clean AER project.

The following table shows the main projects under development by Vale and/or by companies in the group:

		Executed capex			Estimated capex
		R$ million
Project	Estimated start-up	2015	2016	2017	2018	Total	Status
Project CLN S11 D Increase logistic capacity of Northern System to support S11D mine, including duplicating approximately 570 km of railroad, building 101 km of a new railroad branch, purchase of wagons and locomotives and onshore and offshore expansion at the Ponta da Madeira Maritime terminal. Increase nominal logistic capacity on the Carajás Railroad to approximately 230 Mtpa.	1H14 to 2H19	3,910	3,507	2,108	2,064	22,012

Expansion of the offshore port had its start-up. Expansion of the onshore port achieved 93% of physical progress. Duplication of the railroad achieved 80% of physical progress, totaling 505 km delivered.

							88% of physical progress.

Annex II

Minutes of the Ordinary and Extraordinary Shareholders’ Meetings held on 04/13/2018.

BY-LAWS OF

V A L E  S.A.

BY-LAWS

CHAPTER I - NAME, PURPOSE, HEAD OFFICE AND DURATION

Article 1 —                               Vale S.A., referred to in abbreviated form as Vale, is a joint-stock company governed by the present By-Laws and by applicable legislation.

Sole Paragraph       — With Vale’s entrance to the special listing segment called the “Novo Mercado” of B3 S.A. — Brasil, Bolsa, Balcão (“B3”), Vale, its shareholders, including controlling shareholders, administrators, executive officers and members of the Fiscal Council are subjected to the Listing Rules of the B3 Novo Mercado (“Novo Mercado Listing Rules”).

Article 2 -                                        The purpose of the company is:

I.                              the exploitation of mineral deposits in Brazil and abroad by means of research, exploitation, extraction, processing, industrialization, transportation, shipment and commerce of mineral assets;

II.                         the building and operation of railways and the exploitation of own or third party rail traffic;

III.                    the building and operation of own or third party marine terminals, and the exploitation of nautical activities for the provision of support within the harbor;

IV.                     the provision of logistics services integrated with cargo transport, comprising generation, storage, transshipment, distribution and delivery within the context of a multimodal transport system;

V.                          the production, processing, transport, industrialization and commerce of all and any source and form of energy, also involving activities of production, generation, transmission, distribution and commerce of its products, derivatives and subproducts;

VI.                     the carrying-on, in Brazil or abroad, of other activities that may be of direct or indirect consequence for the achievement of its corporate purpose, including research, industrialization, purchase and sale, importation and exportation, the exploitation, industrialization and commerce of forest resources and the provision of services of any kind whatsoever;

VII.                constituting or participating in any fashion in other companies, consortia or associations directly or indirectly related, accessory or instrumental to its business purpose.

Article 3 -             The head office and legal venue of the company shall be in the city of Rio de Janeiro, State of Rio de Janeiro, the company being empowered for the better realization of its activities to set up branch offices, subsidiary branch offices, depots, agencies, warehouses, representative offices or any other type of establishment in Brazil or abroad.

Article 4 -             The term of duration of the company shall be unlimited.

CHAPTER II - CAPITAL AND SHARES

Article 5 - Vale’s capital stock is R$77,300,000,000.00 (seventy-seven billion and three hundred million Reais), fully subscribed and paid-up, divided into 5,284,474,782 (five billion, two hundred and eighty-four million, four hundred and seventy-four thousand and  seven hundred and eighty-two) book-entry shares, of which R$77,299,999,823.12 (seventy-seven billion, two hundred and ninety-nine million, nine hundred and ninety-nine thousand, eight hundred and twenty-three Reais and twelve cents) are divided into 5,284,474,770 (five billion, two hundred and eighty-four million, four hundred and seventy four thousand, seven hundred and seventy) common shares and R$176.88 (one hundred and seventy-six Reais and eighty-eight cents) are divided into 12 (twelve) special-class preferred shares, all without nominal value.

§ 1 -                       The shares are common shares and “special”-class preferred shares.  Vale cannot issue other preferred shares.

§ 2 -                       The special-class preferred shares shall belong exclusively to the Federal Government and shall have the rights which are expressed and specifically attributed to these shares in these By-Laws.

§ 3 -                       Each common share and each special-class preferred share shall confer the right to one vote in decisions made at General Meetings, observing the provisions of § 4 below.

§ 4 -                       The special-class preferred shares will have the same political rights as the common shares, except with respect to voting for the election of members of the Board of Directors, which shall only be ensured to the special-class preferred shares in the events set forth in § 4 and § 5 of Article 11 below, and in Article 141 of Law No. 6,404/76. The special-class preferred shares are also ensured the right to elect and dismiss one member of the Fiscal Council, and its respective alternate.

§ 5 -                       Holders of special-class preferred shares shall be entitled to receive dividends calculated as set forth in Chapter VII in accordance with the following criteria:

a) priority in receipt of dividends specified in § 5 corresponding to: (i) a minimum of 3% (three percent) of the stockholders’ equity of the share, calculated based on the financial statements which served as reference for the payment of dividends, or (ii) 6% (six percent) calculated on the portion of the capital formed by this class of share, whichever higher;

b) entitlement to participate in the profit distributed, on the same conditions as those for common shares, once a dividend equal to the minimum priority established in accordance with letter “a” above is ensured; and

c) entitlement to participate in any bonuses, on the same conditions as those for common shares, the priority specified for the distribution of dividends being observed.

§ 6 —              Special-class preferred shares shall acquire full and unrestricted voting rights should the company fail to pay the minimum dividends to which they are entitled during 3 (three) consecutive fiscal years, under the terms of § 5 of Article 5.

Article 6 - The company is authorized to increase its paid-up capital up to the limit of 7,000,000,000 (seven billion) common shares. Within the limit authorized in this Article, the Company, as a result of decision by the Board of Directors, may increase its paid-up capital independently of amendment to its By-Laws, through the issue of common shares.

§ 1 -                       The Board of Directors shall determine the conditions for issuance, including the price and the period of time prescribed for paying up.

§ 2 -                       At the option of the Board of Directors the preemptive right in the issuance of shares, bonds convertible into common shares and subscription bonuses, the placement of which on the market may be by sale on the stock exchange or by public subscription as per the prescriptions set forth in Law No. 6.404/76, may be rescinded or have its exercise period reduced.

§ 3 -                       Provided that the plans approved by the General Meeting are complied with, the company shall be entitled to delegate the option of common share purchase to its administrators and employees, with common shares held in Treasury or by means of the issuance of new shares, excluding the shareholders’ preemptive right.

Article 7 -             The special class share shall possess a veto right regarding of the following subjects:

I -                           change of name of the company;

II -                      change of location of the head office;

III -                 change of the corporate purpose with reference to mineral exploitation;

IV -                  the winding-up of the company;

V -                       the sale or cessation of the activities of any part or of the whole of the following categories of the integrated iron ore systems of the company: (a) mineral deposits, reserves and mines; (b) railways; (c) ports and marine terminals;

VI -                  any alteration of the rights assigned to the types and classes of the shares issued by the company in accordance with the prescriptions set forth in the present By-Laws;

VII -             any alteration of the present Article 7 or of any of the other rights assigned to the special class share by the present By-Laws.

CHAPTER III - GENERAL MEETING

Article 8 -             The Shareholders’ General Meeting shall be held, on an ordinary basis, within the first four months following the end of the fiscal year and, on an extraordinary basis, whenever called by the Board of Directors.

§ 1 -                       An Extraordinary Shareholders’ General Meeting shall be competent to discuss the subjects specified in Article 7.

§ 2 -                       The holder of the special-class share shall be formally requested by the company to attend for the purpose of discussing the subjects specified in Article 7 by means of personal correspondence addressed to its legal representative, a minimum period of notice of 15 (fifteen) days being given.

§ 3 -                       Should the holder of the special-class share be absent from the General Meeting called for this purpose or should it abstain from voting, the subjects specified in Article 7 shall be deemed as having been approved by the holder of the said special class.

Article 9 -             At an Ordinary or Extraordinary General Meeting, the chair shall be taken by the Chairman, or in his absence by the Vice-Chairman of the Board of Directors of the company, and the Secretary shall be appointed by the Chairman of the Meeting.

§ 1 - In the case of temporary absence or impediment of the Chairman or Vice-Chairman of the Board of Directors, the General Meeting of Shareholders shall be chaired by their respective alternates, or in the absence or impediment of such alternates, by another Officer or by a person specially appointed by the Chairman of the Board of Directors.

§ 2 — The minutes of the General Meetings shall be recorded as a summary of the resolutions taken and shall be published, omitting the signatures of the shareholders present, pursuant to legislation in force. In addition, the minutes shall be signed by the number of shareholders required to constitute the majority needed to approve the matters reviewed.

CHAPTER IV - ADMINISTRATION

Article 10 - The Board of Directors and the Executive Board shall be responsible for the administration of the company.

§ 1 -                        The investiture of the members of the Board of Directors and Executive Board shall be conditional on signature of a term of investiture, which shall include their subjection to the arbitration clause referred to in Article 50, in the Minute Book of the Board of Directors or Executive Board, as applicable, as well as in compliance with the applicable legal requirements.

§ 2 -                        The term of office of the members of the Board of Directors and the Executive Board shall be extended until their respective successors have taken office.

§ 3 -                        The positions of Chairman of the Board of Directors and Chief Executive Officer or the Company’s main executive may not be held by the same person.

§ 4 -                        The General Meeting shall fix the overall amount for the remuneration of the administrators, benefits of any kind and allowances being included therein, taking into account the responsibilities of the administrators, the time devoted to the performance of their duties, their competence and professional repute and the market value of their duties. The Board of Directors shall apportion the fixed remuneration among its members and the Executive Board.

§ 5 -                        The Board of Directors shall be supported by advisory bodies, denominated Committees, regulated as set forth in Section II - Committees hereinafter.

SECTION I - BOARD OF DIRECTORS

Subsection I - Composition

Article 11 - The Board of Directors, a joint decision-making body, shall be elected by the General Meeting and shall be formed of 12 (twelve) principal members and their respective alternates, and one of whom shall be the Chairman of the Board and another shall be the Vice-Chairman.

§ 1 -                       The unified term of office of the members of the Board of Directors shall be 2 (two) years, their re-election being permitted.

§ 2 -                       From among the 12 (twelve) principal members and their respective alternates of the Board of Directors, 1 (one) member and his alternate shall be elected and/or removed, by means of a separate vote, by the employees of the company.

§ 3 -                      Observing the provisions in Article 51 below, of the members of the Board of Directors, at least two (2) or 20% (twenty percent), whichever is greater, shall be independent directors (as defined in the Novo Mercado Listing Rules), and the classification of the nominated members to the Board of the Directors as independent directors shall be voted on in the General Meeting that elected them. Members elected pursuant to the provisions of Article 141, § 4 and § 5 of Law No. 6,404/76 shall also be regarded as independent, in the event there is a controlling shareholder, when applicable. If the application of the percentage referenced above results in a fractional number of Directors, the result shall be rounded to the next highest whole number, as set forth in the Novo Mercado Listing Rules.

§ 4 -                      The Chairman and the Vice-Chairman of the Board of Directors shall be elected among the members thereof during the first Meeting of the Board of Directors held after the General Meeting which has elected them, subject to Article 10, § 3.

§ 5 -                      In the case of impediment or temporary absence, the Vice-Chairman shall replace the Chairman, and during the period of such replacement the Vice-Chairman shall have powers identical to those of the Chairman, the alternate of the Chairman being nevertheless entitled to exercise the right to vote in his capacity as a member of the Board of Directors.

§ 6 -                      Should a vacancy occur in the office of Chairman or Vice-Chairman, the Board of Directors shall elect the respective alternates in the first Meeting to be held after the vacancy.

§ 7 -                      During their impediments or temporary absences, the members of the Board of Directors shall be replaced by their respective alternates.

§ 8 -                      Should a vacancy occur in the office of a member of the Board of Directors or of an alternate, the vacancy shall be filled by nomination by the remaining members of an alternate who shall serve until the next General Meeting, which shall decide on his election.  Should vacancies occur in the majority of such offices, a General Meeting shall be convened in order to proceed with a new election.

§ 9 -                    If the Board of Directors is elected under the multiple vote regime, as established in Article 141 of Law No. 6,404/76, the Chairman of the shareholders meeting shall inform those shareholders present that the common shares which elected a member of the Board of Directors, by means of a separate vote in accordance with § 4 and § 5 of Article 141 of Law No. 6,404/76, may not participate in the multiple vote regime and, evidently, may not participate in the calculation of the respective quorum. Once the separate vote has been held, then the ratio may be definitively defined in order to proceed with the multiple vote.

§ 10 -             With the exception of the principal members and their respective alternates elected by means of separate vote, respectively, by the employees of the company and by the holders of common and/or preferred shares, under § 4 and § 5 of Article 141 of Law No. 6,404/76, whenever the election for the Board of Directors is held under the multiple vote regime, the removal of any member of the Board of Directors, principal or alternate, elected through the multiple vote system by the general shareholders meeting, shall result in the removal of the other members of the Board of Directors also elected through the multiple vote system, and consequently a new election shall be held; in other cases of vacancy, in the absence of an alternate, the first general shareholders meeting shall elect the whole Board.

§ 11 -             Whenever, cumulatively, the election of the Board of Directors is held under the multiple vote system and the holders of common shares or special-class preferred shares or company employees exercise the right established in § 4 and § 5 of Article 141 of Law No. 6,404/76 and in § 2 above, the shareholder or group of shareholders under vote agreement who hold over 50% (fifty percent) of common shares with voting rights, shall be ensured the right to elect officers in a number equal to those elected by the other shareholders, plus one, irrespective of the number of officers established in the head paragraph of Article 11.

Subsection II – Workings

Article 12 - The Board of Directors shall meet on an ordinary basis once a month and extraordinary whenever called by the Chairman or, in his absence, by the Vice-Chairman of the Board or by any 2 (two) members acting together.

Sole Paragraph - The meetings of the Board of Directors shall be held at the Company’s headquarters or at offices of the Company, but, under exceptional circumstances, may be held at a different location, being permitted to participate by teleconference, videoconference or other means of communication that could ensure effective participation and authenticity of vote.

Article 13 - Meetings of the Board of Directors shall only be held with the presence of and decisions shall only be taken by the affirmative vote of a majority of its members.

Sole Paragraph -                                              The minutes of the meetings of the Board of Directors shall be recorded in the Book of Minutes of Meetings of the Board of Directors which, after having been read and approved by the officers present at the meetings, shall be signed in a number sufficient to constitute the majority necessary for approval of the subjects examined.

Subsection III — Responsibilities

Article 14 - The Board of Directors shall be responsible for:

I.                                                 electing, evaluating and removing, at any time, the Executive Officers of the company, and assigning functions to them;

II.                                            distributing the remuneration established by the general shareholders meeting among its members and those of the Executive Board;

III.                                       assigning the functions of Investor Relations to an Executive Officer;

IV.                                        approving the policies relating to selection, evaluation, development and remuneration of members of the Executive Board;

V.                                             approving the company’s human resources general policies as submitted to it by the Executive Board;

VI.                                        establishing the general guidance of the business of the company, its wholly owned subsidiary companies and controlled companies;

VII.                                   approving the strategic guidelines and the strategic plan of the company submitted annually by the Executive Board, as well as acting as guardian for execution of the approved strategy;

VIII.                              approving the company’s annual and multi-annual budgets, submitted to it by the Executive Board;

IX.                                       monitoring and evaluating the economic and financial performance of the company, and may request the Executive Board to provide reports with specific performance indicators;

X.                                            approving investments and/or divestiture opportunities submitted by the Executive Board which exceed the limits established for the Executive Board as defined by the Board of Directors;

XI.                                       issuing opinions on operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases submitted by the Executive Board;

XII.                                  with the provisions set forth in Article 2 of the present By-Laws being complied with, making decisions concerning the setting-up of companies, or its transformation into another kind of company, direct or indirect participation in the capital of other companies, consortia, foundations and other organizations, by means of the exercise of rights withdrawal, the exercise of non-exercise of rights of subscription, or increase or sale, both direct and indirect, of corporate equity, or in any other manner prescribed by law, including but not limited to, merger, split-off and incorporation in companies in which it participates;

XIII.                             approving the corporate risks and financial policies of the company submitted by the Executive Board;

XIV.                              approving the issuance of simple debentures, not convertible into share and without collateral submitted by the Executive Board;

XV.                                   calling Shareholders’ General Meetings and approving the accounts of the Executive Board, substantiated in the Annual Report and the Financial Statements, for subsequent submission to the Ordinary General Meeting;

XVI.                              approving the employment of profit for the year, the distribution of dividends and, when necessary, the capital budget, submitted by the Executive Board, to the later direction to the appreciation of the Ordinary Meeting;

XVII.                         selecting, removing and setting the scope of work for external auditors of the company, in each case based on the Fiscal Council’s recommendation, in accordance with section (ii) of § 1 of Article 33 and observing applicable legislation;

XVIII.                    appointing and removing the persons responsible for the governance office, the internal auditing and the Ombud of the company, who shall report directly to the Board of Directors;

XIX.                             approving the policies and the annual audit plan of the company submitted by the person responsible for internal auditing, as well as to acknowledge the respective reports and determine the adoption of necessary measures;

XX.                                  overseeing the management of the company by the Executive Officers and examining at any time, the books and documents of the Company, requesting information about contracts signed or about to be signed, and about any other actions, in order to ensure the financial integrity of the Company;

XXI.                             acting as guardian of the model and practices of corporate governance, including, but not limited to, approval of changes to the corporate governance rules, the process of rendering of accounts and the process of disclosure of information;

XXII.                        approving policies of employee conducts based on ethical and moral standards described in the Code of Ethics of the Company, to be observed by all administrators and employees of the Company, its subsidiaries and controlled companies;

XXIII.                   approving policies to avoid conflicts of interests between the Company and its shareholders or its administrators, as well as the adoption of the measures considered necessary in the event such conflicts arise;

XXIV.                    approving policies of corporate responsibility of the Company, mainly those related to: the environment, health and labor safety, and social responsibility of the Company, submitted by the Executive Board;

XXV.                         establishing criteria for the Executive Board in relation to the purchase of, sale of and placing of liens on non-current assets and for the constitution of encumbrances, the provisions set forth in Article 7 of the present By-Laws being complied with.

XXVI.                    establishing criteria for the Executive Board for the provision of guarantees in general and contracting of loans and financing and for the signing of other contracts;

XXVII.               establishing criteria for the Executive Board in relation to the signing of commitments, waiving of rights and transactions of any nature, except for the waiver of its preemptive rights in the subscription and purchase of shares, under section XII of Article 14;

XXVIII.          approving any matters which are not the competence of the Executive Board, under the terms of the present By-Laws, as well as matters whose limits exceed the criteria established for the Executive Board, as established in Article 14;

XXIX.                   approving any reformulation, alteration, or amendment of shareholders’ agreements or consortia contracts, or of agreements among the shareholders or among the consortia parties of companies in which the company participates, as well as approving the signing of new agreements and/or consortia contracts that address subjects of this nature;

XXX.                        authorizing the negotiation, signing or alteration of contracts of any kind of value between the company and (i) its shareholders, either directly or through intermediary companies (ii) companies which directly or indirectly participate in the capital of the controlling shareholder or which are controlled, or are under joint control, by companies which participate in the capital of the controlling shareholder, and/or (iii) companies in which the controlling shareholder of the company participates, and the Board of Directors may establish delegations, with standards and procedures, which meet the requirements and nature of the operations, without prejudice of keeping the aforementioned group duly informed of all company transactions with related parties;

XXXI.                   expressing its opinion regarding any matter to be submitted to the General Meeting of Shareholders;

XXXII.              authorizing the purchase of shares of its own issuance for maintenance in treasury, cancellation or subsequent sale;

XXXIII.         approving the recommendations submitted by the Fiscal Council of the Company in the exercise of its legal and statutory attributions; and

XXXIV.          preparing and disclosing a substantiated opinion on any tender offer to purchase the company’s shares, disclosed fifteen (15) days before the publication of the tender offer notice, which opinion shall address, at least: (a) the benefit and opportunity of the tender offer with respect to the interest of Vale and all of Vale’s shareholders, including with respect to the price and liquidity of the securities owned by them; (b) the strategic plans disclosed by the offeror in relation to the company; (c) alternatives to accepting the tender offer available in the market; (d) other matters that the Board of Directors deems appropriate, as well as any information required by applicable rules of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários—CVM). The opinion referred to above must include a substantiated opinion in favor of or against acceptance of the tender offer for share purchase, advising that it is each shareholder’s responsibility to make a final decision about such acceptance.

§ 1 - The Board of Directors shall be responsible for appointing, as submitted by the Executive Board, the persons who shall form part of the administrative, advisory and audit bodies of those companies and organizations in which the company participates, directly or indirectly.

§ 2 - The Board of Directors may, at its discretion, delegate the assignment mentioned in the prior paragraph to the Executive Board.

SECTION II - COMMITTEES

Article 15 - The Board of Directors, shall have, on a permanent basis, 5 (five) advisory committees, denominated as follows: Personnel Committee, Governance, Compliance and Risk Committee, Finance Committee, Audit Committee and Sustainability Committee.

§ 1 - The Board of Directors, at its discretion, may also establish, for its consulting support, other committees to fulfill tasks beyond those set forth for the permanent committees as set forth in the head paragraph of this Article.

§ 2 - The members of the committees shall be remunerated as established by the Board of Directors, observing the provisions of Article 10, §4 above.

Subsection I — Mission

Article 16 - The mission of the committees shall be to provide support to the Board of Directors, which includes the follow up of the activities of the Company, in order to increase the efficiency and quality of its decisions.

Subsection II — Composition

Article 17 - The members of the committees shall have proven experience and technical skills in relation to matters that are the object of the respective committee’s responsibility and shall be subject to the same legal duties and responsibilities as the administrators.

Article 18 - The composition of each committee shall be defined by the Board of Directors.

§ 1 -                                 The members of the committees shall be appointed by the Board of Directors and may belong to such body, prohibiting participation of Vale’s Executive Officers and with due regard to applicable legal and regulatory provisions.

§ 2 -                                 The term of management for the members of the committees shall begin as of their appointment by the Board of Directors, and termination shall coincide with the end of the management term of the members of the Board of Directors, and reappointment shall be permitted.

§ 3 -                                 During their term of management, members of the committees may be removed from office by the Board of Directors.

Subsection III — Workings and Responsibilities

Article 19 - Standards relating to the workings and responsibilities of the committees shall be defined by the Board of Directors and the specific Internal Rules of each Committee.

§ 1 -                                 The committees established within the company shall not have decision making power and their reports and proposals shall be submitted to the Board of Directors for approval.

§ 2 -                                 The committees’ reports do not constitute a necessary condition for the presentation of matters for scrutiny and approval by the Board of Directors.

§ 3 -                                 The Board of Directors shall be responsible for determining that the Audit Committee shall exercise, exclusively, the responsibilities set forth in Article 33, §1, (i) to (iv) below.

SECTION III - EXECUTIVE BOARD

Subsection I — Composition

Article 20 - The Executive Board, which shall be the executive management body of the company, shall consist of 6 (six) to 11 (eleven) members, one of whom shall be the Chief Executive Officer and the others Executive Officers.

§ 1 -                                 The Chief Executive Officer shall submit to the Board of Directors the names of candidates for the Executive Board with renowned knowledge and specialization in the subject of responsibility of the respective operational area, and may also at any time submit to the Board of Directors a motion to remove.

§ 2 -                                 The Executive Officers shall have their individual duties defined by the Board of Directors.

§ 3 -                                 The management term of the members of the Executive Board shall be 2 (two) years, and re-election shall be permitted.

Subsection II — Workings

Article 21 - The Chief Executive Officer and other members of the Executive Board shall continue in their respective official capacities when physically distant from headquarters realizing their respective duties on business-related travel. In the case of a permanent vacancy, or an impairment which temporarily impedes an officer from performing his respective duties, or a temporary absence or leave due to extraordinary circumstances, the respective procedures for replacing the Chief Executive Officer and other Executive Officers shall be as follows:

§ 1 -                                         In the case of an impairment which temporarily impedes the Chief Executive Officer from performing his respective duties, the Chief Financial Officer shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of Chief Executive Officer, provided that the Board of Directors ratifies such replacement. In the case of the Chief Executive Officer’s temporary absence or leave due to extraordinary circumstances, the Chief Executive Officer shall designate his own substitute, who shall assume all legal, statutory, and regulatory rights and responsibilities of the Chief Executive Officer.

§ 2 -                                         In the case of an impairment which temporarily impedes an Executive Officer from performing his respective duties or in the case of an Executive Officer’s temporary absence or leave due to extraordinary circumstances, such Executive Officer shall be replaced, in accordance with the Chief Executive Officer’s nomination, by any of the other Executive Officers, and such nominated Executive Officer shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of the temporarily impaired or absent Executive Officer, excluding voting rights at Executive Board meetings, for the duration of the temporarily impaired or absent Executive Officer’s term.

§ 3 -                                         Should there be a permanent vacancy in the position of Executive Officer, the Chief Executive Officer shall select a substitute officer and submit such officer’s name to the Board of Directors who shall appoint such substitute officer to complete the remaining term of the vacant executive officer.

§ 4 -                                         Should there be a permanent vacancy in the position of the Chief Executive Officer, the Chief Financial Officer shall replace the Chief Executive Officer and shall assume the duties, rights, and responsibilities of both the Chief Executive Officer and the Chief Financial Officer, until the Board of Directors holds an election to fill the position of Chief Executive Officer.

Article 22 - In respect of the limits established for each Executive Officer, the decisions on matters affecting his specific operational area, provided that the matter does not affect the operational area of another Executive Officer, shall be taken by himself or in conjunction with the Chief Executive Officer, in matters or situations pre-established by the latter.

Article 23 - The Executive Board shall meet on an ordinary basis once every fifteen days and extraordinarily whenever called by the Chief Executive Officer or his substitute, and Executive Board members may participate in ordinary or extraordinary meetings in person, by teleconference, videoconference, or other means of communication that could ensure effective participation and authenticity of the vote.

Sole Paragraph - The Chief Executive Officer shall convene an extraordinary meeting of the Executive Board by virtue of the request of at least 3 (three) members of the Executive Board;

Article 24 - The meetings of the Executive Board shall only begin with the presence of the majority of its members.

Article 25 - The Chief Executive Officer shall chair the meetings of the Executive Board in order to prioritize consensual approvals amongst its members.

§ 1 -                                 When there is no consent among members of the Board, the Chief Executive Officer may (i) withdraw the issue from the agenda, (ii) attempt to form a majority, with the use of his casting vote or, (iii) in the interests of the company and by grounded presentation, decide individually on the matters raised for joint approval, including those listed in Article 26, and in respect of the exceptions stated in § 2 below;

§ 2 -                                 Decisions relating to annual and multi-annual budgets and to the strategic plan and the Annual Report of the company shall be taken by majority vote,

considered to be all Executive Officers, provided that the favorable vote of the Chief Executive Officer is included therein.

§ 3 -                                 The Chief Executive Officer shall inform the Board of Directors the utilization of the prerogative concerning item (iii), § 1 stated above, in the first Board of Directors meeting which succeed the corresponding decision.

Subsection III — Responsibilities

Article 26 - The Executive Board shall be responsible for:

I -                                             approving the creation and elimination of Executive Departments subordinated to each Executive Director;

II -                                        preparing and submitting to the Board of Directors the company’s general policies on human resources, and executing the approved policies;

III -                                   complying with and ensuring compliance with the general guidelines and business policies of the Company laid down by the Board of Directors;

IV -                                    preparing and submitting, annually, to the Board of Directors, the company’s strategic guidelines and the strategic plan, and executing the approved strategic plan;

V -                                         preparing and submitting the Company’s annual and multi-annual budgets to the Board of Directors, and executing the approved budgets;

VI -                                    planning and steering the company’s operations and reporting the company’s economic and financial performance to the Board of Directors, and producing reports with specific performance indicators;

VII -                               identifying, evaluating and submitting investment and/or divestiture opportunities to the Board of Directors which exceed the limits of the Executive Board as defined by the Board of Directors, and executing the approved investments and/or divestitures;

VIII -                          identifying, evaluating and submitting to the Board of Directors operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases, and conducting the approved mergers, split-offs, incorporations and purchases;

IX -                                   preparing and submitting the company’s finance policies to the Board of Directors, and executing the approved policies;

X -                                        submitting to the Board of Directors the issuance of simple debentures, not convertible into shares and without collateral;

XI -                                   defining and submitting to the Board of Directors, after the drawing up of the balance sheet, the employment of profit for the year, the distribution of company dividends and, when necessary, the capital budget;

XII -                              preparing in each fiscal year the Annual Report and Financial Statements to be submitted to the Board of Directors and the General Meeting;

XIII -                         adhering to and encourage adhesion to the company’s code of ethics, established by the Board of Directors;

XIV -                          preparing and submitting to the Board of Directors the company’s policies on corporate responsibility, such as the environment, health, safety and social responsibility, and implementing the approved policies;

XV -                               authorizing the purchase of, sale of and placing of liens on fixed and non-fixed assets including securities, the contracting of services, the company being the provider or receiver of such, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards of the Executive Board established by the Board of Directors;

XVI -                          authorizing the signing of agreements, contracts and settlements that constitute liabilities, obligations or commitments on the company, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards of the Executive Board established by the Board of Directors;

XVII -                     proposing to the Board of Directors any reformulation, alteration, or amendment of shareholders’ agreements or of agreements among the shareholders of companies in which the company participates, as well as suggesting the signing of new agreements and consortia contracts that address subjects of this nature;

XVIII -                authorizing the opening and closing of branch offices, subsidiary branch offices, depots, agencies, warehouses, representative officer or any other type of establishment in Brazil or abroad;

XIX -                         authorizing the undertaking of commitments, waiver of rights and transactions of any nature, liens on securities being excepted, under the terms of section XII of Article 14, being empowered to establish standards and delegate powers in accordance with the criteria and standards of the Executive Board established by the Board of Directors;

XX -                              establishing and informing the Board of Directors on the individual limits of the Executive Officers, in respect of the limits of the Executive Board jointly, as established by the Board of Directors;

XXI -                         establishing, based on the limits fixed for the Board of Directors for the Executive Board, the limits throughout the whole of the company’s administrative organization hierarchy.

§ 1 -                                 The Executive Board shall be empowered to lay down voting guidelines to be followed at the General Meetings by its proxies in the companies, foundations and other organizations in which the company participates, directly or indirectly, the investment plans and programs of the company approved by the Board of Directors, as well as the respective budgets being complied with, the limit of responsibility being observed as regards, among others, indebtedness, the sale of assets, the waiver of rights and the reduction of corporate equity investments.

§ 2 -                                 The Executive Board shall nominate, for decision by the Board of Directors, persons who shall form part of the administrative, consultant and audit bodies of those companies and organizations in which the company participates directly or indirectly.

Article 27 - The responsibilities of the Chief Executive Officer are to:

I -                          take the chair at meetings of the Executive Board;

II -                     exercise executive direction of the Company, with powers to coordinate and supervise the activities of the other Executive Officers, exerting his best efforts to ensure faithful compliance with the decisions and guidelines laid down by the Board of Directors and the General Meeting;

III -                coordinate and supervise the activities of the business areas and units that are directly subordinated to him;

IV -                 select and submit to the Board of Directors the names of candidates for Executive Officer posts to be elected by the Board of Directors, and also to propose the respective removal;

V -                      coordinate the decision-making process of the Executive Board, as provided for in Article 25 of Subsection II — Workings;

VI -                nominate, whom among the Executive Officers shall substitute an Executive Officer in case of an impairment that temporarily impedes an officer from performing his respective duties or temporary absence or leave, in compliance to Article 21 of Subsection II — Workings;

VII -            keep the Board of Directors informed about the activities of the company;

VIII -       together with the other Executive Officers, prepare the annual report and draw up the balance sheet.

Article 28 - The Executive Officers are to:

I -                           organize the services for which they are responsible;

II -                    participate in meetings of the Executive Board, contributing to the definition of the policies to be followed by the company and reporting on matters of the respective areas of supervision and coordination;

III -               comply with and ensure compliance with the policy and general guidance of the company’s business laid down by the Board of Directors, each Executive Officer being responsible for his business units and specific area of activities;

IV -                contract the services described in § 2 of Article 33, in compliance with determinations of the Fiscal Council.

Article 29 - The company shall be represented as plaintiff or defendant in courts of law or otherwise, including as regards the signature of documents constituting responsibility for this, by 2 (two) members of the Executive Board, or by 2 (two) proxies established in accordance with § 1 of this Article, or by 1 (one) proxy jointly with an Executive Officer.

§ 1 -                       Except when otherwise required by law, proxies shall be appointed by a power of attorney in the form of a private instrument in which shall be specified the powers granted and the term of validity of powers of attorney.

§ 2 -                       The company may, moreover, be represented by a single proxy at the General Meetings of shareholders of the companies, consortia and other organizations in which it participates or for acts arising out the exercise of powers specified in a power of attorney “ad judicia” or: (a) at agencies at any level of government, customs houses and public service concessionaires for specific acts for which a second proxy is not necessary or not permitted; (b) for signing of contract instruments in solemnity or at which the presence of a second proxy is not possible; (c) for signing of documents of any kind which imply in an obligation for the company whose monetary limits shall be established by the Executive Board.

§ 3 -                     In the case of commitments assumed abroad, the company may be represented by a single member of the Executive Board, or by an attorney in-fact with specific and limited powers according to the present By-Laws.

§ 4 -                       Summons and judicial or extrajudicial notifications shall be made in the name of the Executive Officer responsible for Investor Relations, or by proxy as established in § 1 of this Article.

CHAPTER V - FISCAL COUNCIL

Article 30 - The Fiscal Council, a permanently functioning body, shall be formed of 3 (three) to 5 (five) principal members and an equal number of alternates, elected by the General Meeting, which shall fix their remuneration.

Sole Paragraph — The investiture of the members of the Fiscal Council shall be conditional on the prior signature of a term of investiture, which shall include their subjection to the arbitration clause referred to in Article 50, as well as to meeting the applicable legal requirements.

Article 31 - The members of the Fiscal Council shall carry out their duties until the first Ordinary General Meeting to be held following their election, their re-election being permitted.

Article 32 - In their absence or impediment, or in cases of vacancy of office, the members of the Fiscal Council shall be replaced by their respective alternates.

Article 33 — The Fiscal Council shall be responsible to exercise the functions attributed to it by the applicable prevailing legislation, in these By-Laws, and as regulated by its own Internal Rules to be approved by its members;

§ 1 -                                 The Internal Rules of the Fiscal Council shall regulate, in addition to the attributions already established in Law No. 6.404/76, the following, with due regard for the provisions of Article 19, § 3 of the By-Laws:

(i)                                           to establish the procedures to be adopted by the Company to receive, process and treat denunciations and complaints related to accounting, internal accounting controls and auditing matters, and ensure that the procedures for receiving complaints will guarantee secrecy and anonymity to the complainants;

(ii)                                        to recommend and assist the Board of Directors in the selection, remuneration and dismissal of the external auditors of the Company;

(iii)                                     to deliberate concerning the contracting of new services that may be rendered by the external auditors of the Company;

(iv)                                    to supervise and evaluate the work of the external auditors, and to direct the management of the Company concerning any need to withhold the remuneration of the external auditor, as well as to mediate any disputes between management and the external auditors regarding the financial statements of the Company.

§ 2 -                                 For adequate performance of its duties, the Fiscal Council may determine the contracting of services from lawyers, consultants and analysts, and other resources that may be necessary for the performance of its duties, while observing the budget, proposed by the Fiscal Council and approved by the Board of Directors, without prejudice to the provisions established in § 8 of Article 163 of Law No. 6.404/76.

§ 3 -                                 The members of the Fiscal Council shall provide, within at least 30 (thirty) days before the Shareholders’ General Meeting is held, their analysis of the management report and the financial statements.

CHAPTER VI - COMPANY PERSONNEL

Article 34 - The company shall maintain a social security plan for its employees administered by a foundation established for this purpose, in compliance with the provisions of prevailing legislation.

CHAPTER VII - FISCAL YEAR AND DISTRIBUTION OF PROFITS

Article 35 - The fiscal year of the company shall coincide with the calendar year, thus finishing on December 31, when the balance sheets shall be prepared.

Article 36 - After the constitution of the legal reserve, the employment of the remaining portion of the net profit verified at the end of each financial year (which shall coincide with the calendar year) shall, on the motion of the Administration, be submitted to the decision of the General Meeting.

Sole Paragraph - The amount of the interest, paid or credited in the form of interest on stockholders’ equity in accordance with the prescriptions of Article 9, § 7 of Law No. 9,249 dated December 26, 1995 and of relevant legislation and regulations, may be ascribed to the compulsory dividend and to the minimum annual dividend on the special-class preferred shares, such amount for all legal purposes forming the sum of the dividends distributed by the company.

Article 37 - The proposal for distribution of profit shall include the following reserves:

I.                              Tax Incentive Reserve, to be constituted in accordance with the fiscal legislation in force;

II.                         Investments Reserve, in order to ensure the maintenance and development of the main activities which comprise the company’s purpose, in an amount not greater than 50% (fifty percent) of distributable net profit up to a maximum of the company’s share capital.

Article 38 - At least 25% (twenty-five percent) of the net annual profit, adjusted as per the law, shall be devoted to the payment of dividends.

Article 39 - At the proposal of the Executive Board, the Board of Directors may determine the preparation of the balance sheets in periods of less than a year and declare dividends or interest on stockholders’ equity on account of the profit verified in these balances as well as to declare for the account of accrued profits or profit reserves existing in the latest annual or semi-annual balance sheet.

Article 40 - The dividends and interest on stockholders’ equity mentioned in the Sole Paragraph of Article 36 shall be paid at the times and at the places specified by the Executive Board, those not claimed within 3 (three) years after the date of payment reverting in favor of the company.

CHAPTER VIII — SALE OF CONTROL AND EXIT FROM THE NOVO MERCADO

Article 41 - The direct or indirect Sale of Control of the company, whether through a single transaction or through a series of transactions, shall be undertaken pursuant to the condition that the Purchaser of control undertakes to conduct a tender offer to purchase common shares, the object of which is shares issued by the company and owned by the other common shareholders of the company, in compliance with the terms and conditions provided for under applicable law, regulations in effect and the Novo Mercado Listing Rules, so as to ensure them equal treatment as that given to the Selling Controlling Shareholder.

Article 42 - For the purposes of these By-Laws, the following capitalized terms will have the following meanings:

“Group of Shareholders” means a group of persons tied together by a voting agreement with any person (including, without limitation, any individual or legal entity, investment fund, condominium, securities portfolio, rights agreement or other form of organization, resident, domiciled or headquartered in Brazil or abroad), or which represents the same interest as the shareholder, which may subscribe for and/or acquire shares of the company. Among the examples of a person representing the same interest as the shareholder, which may subscribe for and/or acquire shares of the Company, is any person (i) who is directly or indirectly controlled or managed by such shareholder, (ii) who controls or manages, in any way, the shareholder, (iii) who is directly or indirectly controlled or managed by any person who directly or indirectly controls or manages such shareholder, (iv) in which the controller of such shareholder holds, directly or indirectly, an equity interest equal to or greater than thirty percent (30%) of the capital stock, (v) in which such shareholder holds, directly or indirectly, an equity interest equal to or greater than thirty percent (30%) of the capital stock, or (vi) who directly or indirectly holds an equity interest equal to or higher than thirty percent (30%) of the shareholder’s capital stock.

“Economic Value” means the value of the company and of its shares as may be determined by a valuation firm using recognized methodology or based on other criteria as may be defined by the CVM.

Article 43 - Any person, shareholder or Group of Shareholders who acquires or becomes, or has become, by any means, the holder of an amount equal to or greater than 25% (twenty-five percent) of the company’s total issued common shares or of its total capital stock, excluding shares held in treasury, shall, within thirty (30) days after the date of acquisition or the event resulting in the ownership of shares in an amount equal to or greater than the aforementioned limit, make or request the registration of, as the case may be, a tender offer for all common shares issued by the company (oferta pública para aquisição, or “OPA”), in compliance with applicable CVM and B3 regulations and the terms of this article.

§ 1 - The OPA shall be (i) addressed equally to all shareholders holding common shares issued by the company, (ii) made in an auction to be held at B3, (iii) launched at the price determined in accordance with the provisions of § 2 below, and (iv) paid in cash in Brazilian currency for the acquisition of the company’s common shares issued in the OPA.

§ 2 - The minimum purchase price in the OPA of each common share issued by the company shall be equal to the greater of:

(i)              the Economic Value determined in an appraisal report;

(ii)           120% of the weighted average unit price of the common shares issued by the company during the period of 60 (sixty) trading sessions prior to the OPA; and

(iii)        120% of the highest price paid by the purchasing shareholder during the 12 (twelve) months before the purchasing shareholder attained a significant equity interest.

§ 3 - The OPA referred to in the head paragraph of this article shall not exclude the possibility of another shareholder of the company or, as the case may be, the company itself, formulating a competing OPA, pursuant to the applicable regulations.

§ 4 - The person, shareholder or Group of Shareholders shall be required to comply with any standard requests or requirements of the CVM and B3 related to the OPA, within the deadlines set forth in the applicable regulation.

§ 5 - Any person, shareholder or Group of Shareholders that purchases or becomes the holder of other rights, including usufruct or trustee rights, related to the shares issued by the company in an amount equal to or greater than 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, shall be equally required to, within no later than 60 (sixty) days from the date of such purchase or the event resulting in the ownership of such rights related to shares in an amount equal to or higher than 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, make or request the registration, as the case may be, of an OPA, as described in this Article 43.

§ 6 - The obligations set forth in Article 254-A of Law No. 6,404/76 and in Article 41 hereof shall not exempt the person, shareholder or Group of Shareholders from performing the obligations included in this article.

§ 7 - Until November 9th, 2020, the provisions set forth in this Article shall not apply:

(i)             to the shareholders or Group of Shareholders bound by a shareholders’ agreement filed at the headquarters of the company on the date that the deliberations approved at the Extraordinary Shareholders’ General Meeting held on July 27th, 2017 became effective (“Base Date”) and which, on the Base Date, were holders of at least 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury (“Agreement”);

(ii)         to investors who may become party to an Agreement, provided that such investors’ equity participation is acquired in accordance with the terms of the respective Agreement;

(iii)     to partners and/or shareholders of the signatories of an Agreement, who succeed such signatories in the ownership of their equity participation.

§ 8 - The provisions of this Article 43 are not applicable if a shareholder or Group of Shareholders becomes the holder of an amount exceeding 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, as a result of (a) the merger of another company into Vale, (b) the merger of shares of another company into Vale or (c) the subscription of Vale’s shares, made in a single primary issuance approved at a general shareholders’ meeting convened by the Board of Directors, and which proposal of capital increase has determined the issue price of the shares based on an Economic Value obtained from an economic and financial appraisal report of the company prepared by an expert institution or firm with proven experience in the appraisal of publicly held companies.

§ 9 - Involuntary increases of equity interest resulting from the retirement of treasury stock, repurchase of shares or reduction of the company’s capital stock through the retirement of treasury stock shall not be included in the calculation of the percentage set forth in the head paragraph of this article.

§ 10 - If the CVM regulation applicable to the OPA set forth in this article provides for the adoption of a criterion for determining the OPA acquisition price of each share issued by the company that results in an acquisition price higher than the acquisition price established under § 2 above, the acquisition price in the OPA set forth in this article shall be that determined pursuant to the terms of the CVM regulation.

Article 44 - In the event that any person, shareholder or Group of Shareholders fails to comply with the obligation of making a tender offer in accordance with the rules, proceedings and provisions set forth in this Chapter (the “Defaulting Shareholder”), including with respect to compliance with the deadlines for making and requesting registration of such offering, or compliance with potential requests by CVM:

(i)             the Board of Directors of the company shall convene an Extraordinary Shareholders’ Meeting, in which the Defaulting Shareholder shall not be entitled to vote, to decide upon the suspension of the exercise of the rights of the Defaulting Shareholder, in accordance with Article 120 of Law No. 6,404/76; and

(ii)         in addition to the obligation of making a tender offer under the terms set forth herein, the Defaulting Shareholder shall be required to cause the acquisition price of each of the company’s common shares in such tender offer to be fifteen percent (15%) higher than the minimum acquisition price determined for such tender offer.

Article 45 - The company shall not register any transfer of common shares to the Purchaser or to any person(s) who acquire(s) Control until such person(s) have complied with the provisions set forth in these By-Laws, subject to the provisions of Article 43.

Article 46 - No shareholders’ agreement that provides for the exercise of Control may be filed at the company’s headquarters unless the signatories thereof have complied with the provisions set forth in these By-Laws, subject to the provisions of Article 43.

Article 47 - Cases not expressly addressed in these By-Laws shall be resolved by the General Meeting and in accordance with Law No. 6,404/76, respecting the Novo Mercado Listing Rules.

Article 48 - Vale’s exit from the Novo Mercado, whether by voluntary act, mandatory act or due to corporate reorganization, shall observe the rules in the Novo Mercado Listing Rules.

Article 49 - Without prejudice to the provisions of the Novo Mercado Listing Rules, the voluntary exit from the Novo Mercado shall be preceded by a tender offer that observes the procedures set forth in regulations of the CVM for tender offers for cancellation of registration as a publicly-held company and the following requirements:

(i)                                     The offering price must be fair, and the request for a new appraisal of the Company shall be possible, as set forth in Law No. 6,404/76;

(ii)                                  Shareholders owning more than 1/3 (one third) of the shares in circulation shall accept the tender offer or expressly agree with the exit from the segment without selling shares.

§ 1 - For the purposes of this Article 49, shares in circulation shall be considered to be only those shares whose owners expressly agree with the exit from the Novo Mercado or enable the auction of the tender offer, as set forth in the regulations of the CVM applicable to tender offers of publicly-held companies to cancel their registration.

§ 2 - The voluntary exit from the Novo Mercado may occur independently of holding the tender offer mentioned in this article, in the case waiver is approved by the general shareholders’ meeting, under the Novo Mercado Listing Rules.

CHAPTER IX — ARBITRATION

Article 50 - The company, its shareholders, administrators and members of the Fiscal Council and of the Committees undertake to resolve by arbitration before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), under its regulations, any and all disputes or controversies that may arise between or among them, related to or resulting from their condition as issuer, shareholders, administrators and members of the Fiscal Council, in particular, arising from the application, validity, effectiveness, interpretation, breach and its effects of the provisions of Law No. 6,385/76, Law No. 6,404/76, these By-Laws and the rules issued by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to the operation of capital markets in general, in addition to those in the Novo Mercado Listing Rules, other regulations of B3 and Participation Agreement Rules of the Novo Mercado.

CHAPTER X - TRANSITIONAL PROVISIONS

Article 51 - In line with the provisions in Article 68, Sole Paragraph, I, (b) of the Novo Mercado Listing Rules, the Company undertakes to adjust the composition of its Board of Directors, with respect to the minimum number of independent members set forth in Article 11, §3 of these By-Laws, by the Ordinary Shareholders’ General Meeting that votes on the financial statements related to the 2020 fiscal year, observing the maximum legal term.

Sole Paragraph - Until the adjustment referred to in the head paragraph of this article is made, the Board of Directors shall be comprised of, at least, 20% (twenty percent) independent members, and, if the application of this percentage results in a fractional number of directors, the result shall be rounded to: (i) the next highest whole number, when the fraction is equal to or greater than 0.5; or (ii) the next lowest whole number, when the fraction is lower than 0.5.

CHAPTER XI - PROHIBITION OF CONTRIBUTIONS TO POLITICAL MOVEMENTS

Article 52 - Vale and its controlled companies in Brazil or abroad are prohibited from making, directly or indirectly through third parties, any contribution to political movements, including those organized as parties, and to their representatives or candidates.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2018	Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
André Figueiredo
Director of Investor Relations